# SEC Schedule 13D/A (Amendment No. 37) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wheeler Real Estate Investment Trust, Inc., CIK 0001527541
CUSIP: 963025796
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: RIVERSEDGE NORTH, 2529 VIRGINIA BEACH BLVD., SUITE 200, VIRGINIA BEACH, Virginia (VA), 23452
Date of event which requires filing of this statement: 11/20/2025
Amends the filing with accession number 0000921895-24-002910
Filed by CIK 0001113303
Persons authorized to receive notices and communications: Mr. Joseph Stilwell, 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico (PR), 00901, 787-985-2193

## Reporting persons
- Stilwell Value Partners VII, L.P. (CIK 0001555931): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,265,978; sole dispositive power 0; shared dispositive power 1,265,978; aggregate amount beneficially owned 1,265,978 (49.99% of the class)
  Comment: Shares of Common Stock reported include (i) 114,203 shares of Common Stock owned of record and (ii) 1,151,775 shares of Common Stock issuable upon conversion of the Notes, after giving effect to certain ownership limits described in Item 6. Does not include (i) 11,521,317 shares of Common Stock issuable upon conversion of such Notes that would exceed such limits, (ii) any shares of Common Stock issuable upon conversion of 789,466 shares of Series B Preferred Stock, or (iii) any shares of Common Stock issuable upon conversion of 123,971 shares of Series D Preferred Stock. The Notes are further described in Item 6.
- Stilwell Activist Fund, L.P. (CIK 0001564452): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,265,978; sole dispositive power 0; shared dispositive power 1,265,978; aggregate amount beneficially owned 1,265,978 (49.99% of the class)
  Comment: Shares of Common Stock reported include (i) 114,203 shares of Common Stock owned of record and (ii) 1,151,775 shares of Common Stock issuable upon conversion of the Notes, after giving effect to certain ownership limits described in Item 6. Does not include (i) 11,521,317 shares of Common Stock issuable upon conversion of such Notes that would exceed such limits, (ii) any shares of Common Stock issuable upon conversion of 789,466 shares of Series B Preferred Stock, or (iii) any shares of Common Stock issuable upon conversion of 123,971 shares of Series D Preferred Stock. The Notes are further described in Item 6.
- Stilwell Activist Investments, L.P. (CIK 0001573720): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,265,978; sole dispositive power 0; shared dispositive power 1,265,978; aggregate amount beneficially owned 1,265,978 (49.99% of the class)
  Comment: Shares of Common Stock reported include (i) 114,203 shares of Common Stock owned of record and (ii) 1,151,775 shares of Common Stock issuable upon conversion of the Notes, after giving effect to certain ownership limits described in Item 6. Does not include (i) 11,521,317 shares of Common Stock issuable upon conversion of such Notes that would exceed such limits, (ii) any shares of Common Stock issuable upon conversion of 789,466 shares of Series B Preferred Stock, or (iii) any shares of Common Stock issuable upon conversion of 123,971 shares of Series D Preferred Stock. The Notes are further described in Item 6.
- STILWELL ASSOCIATES L P (CIK 0000913960): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,265,978; sole dispositive power 0; shared dispositive power 1,265,978; aggregate amount beneficially owned 1,265,978 (49.99% of the class)
  Comment: Shares of Common Stock reported include (i) 114,203 shares of Common Stock owned of record and (ii) 1,151,775 shares of Common Stock issuable upon conversion of the Notes, after giving effect to certain ownership limits described in Item 6. Does not include (i) 11,521,317 shares of Common Stock issuable upon conversion of such Notes that would exceed such limits, (ii) any shares of Common Stock issuable upon conversion of 789,466 shares of Series B Preferred Stock, or (iii) any shares of Common Stock issuable upon conversion of 123,971 shares of Series D Preferred Stock. The Notes are further described in Item 6.
- Stilwell Value LLC (CIK 0001397076): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,265,978; sole dispositive power 0; shared dispositive power 1,265,978; aggregate amount beneficially owned 1,265,978 (49.99% of the class)
  Comment: Shares of Common Stock reported include (i) 114,203 shares of Common Stock owned of record and (ii) 1,151,775 shares of Common Stock issuable upon conversion of the Notes, after giving effect to certain ownership limits described in Item 6. Does not include (i) 11,521,317 shares of Common Stock issuable upon conversion of such Notes that would exceed such limits, (ii) any shares of Common Stock issuable upon conversion of 789,466 shares of Series B Preferred Stock, or (iii) any shares of Common Stock issuable upon conversion of 123,971 shares of Series D Preferred Stock. The Notes are further described in Item 6.
- STILWELL JOSEPH (CIK 0001113303): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 1,265,978; sole dispositive power 0; shared dispositive power 1,265,978; aggregate amount beneficially owned 1,265,978 (49.99% of the class)
  Comment: Shares of Common Stock reported include (i) 114,203 shares of Common Stock owned of record and (ii) 1,151,775 shares of Common Stock issuable upon conversion of the Notes, after giving effect to certain ownership limits described in Item 6. Does not include (i) 11,521,317 shares of Common Stock issuable upon conversion of such Notes that would exceed such limits, (ii) any shares of Common Stock issuable upon conversion of 789,466 shares of Series B Preferred Stock, or (iii) any shares of Common Stock issuable upon conversion of 123,971 shares of Series D Preferred Stock. The Notes are further described in Item 6.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Wheeler Real Estate Investment Trust, Inc.
Address of issuer's principal executive offices: RIVERSEDGE NORTH, 2529 VIRGINIA BEACH BLVD., SUITE 200, VIRGINIA BEACH, Virginia (VA), 23452

## Item 2. Identity and Background
Name of person filing:
This is the thirty-seventh amendment (this "Thirty-Seventh Amendment") to the original Schedule 13D, which was filed on July 3, 2017 (the "Original Schedule 13D") and amended on August 8, 2017 (the "First Amendment"), on December 4, 2017 (the "Second Amendment"), on January 17, 2018 (the "Third Amendment"), on June 19, 2018 (the "Fourth Amendment"), on June 22, 2018 (the "Fifth Amendment"), on June 27, 2018 (the "Sixth Amendment"), on July 9, 2018 (the "Seventh Amendment"), on July 24, 2018 (the "Eighth Amendment"), on August 16, 2018 (the "Ninth Amendment"), on September 5, 2018 (the "Tenth Amendment"), on September 18, 2018 (the "Eleventh Amendment"), on October 29, 2018 (the "Twelfth Amendment"), on April 15, 2019 (the "Thirteenth Amendment"), on May 7, 2019 (the "Fourteenth Amendment"), on June 7, 2019 (the "Fifteenth Amendment"), on July 8, 2019 (the "Sixteenth Amendment"), on October 24, 2019 (the "Seventeenth Amendment"), on November 14, 2019 (the "Eighteenth Amendment"), on November 19, 2019 (the "Nineteenth Amendment"), on January 2, 2020 (the "Twentieth Amendment"), on June 17, 2020 (the "Twenty-First Amendment"), on August 12, 2020 (the "Twenty-Second Amendment"), on September 22, 2020 (the "Twenty-Third Amendment"), on December 29, 2020 (the "Twenty-Fourth Amendment"), on May 26, 2021 (the "Twenty-Fifth Amendment"), on August 24, 2021 (the "Twenty-Sixth Amendment"), on July 7, 2022 (the "Twenty-Seventh Amendment"), on September 1, 2022 (the "Twenty-Eighth Amendment"), on January 6, 2023 (the "Twenty-Ninth Amendment"), on October 2, 2023 (the "Thirtieth Amendment"), on October 20, 2023 (the "Thirty-First Amendment"), on November 9, 2023 (the "Thirty-Second Amendment"), on December 8, 2023 (the "Thirty-Third Amendment"), on February 7, 2024 (the "Thirty-Fourth Amendment"), on December 9, 2024 (the "Thirty-Fifth Amendment"), and on June 13, 2025 (the "Thirty-Sixth Amendment"). This Thirty-Seventh Amendment is being filed jointly by Stilwell Value Partners VII, L.P., a Delaware limited partnership ("Stilwell Value Partners VII"); Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC"), and the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates; and Joseph Stilwell, the managing member and owner of Stilwell Value LLC. All the filers of this statement are collectively referred to herein as the "Group." The amended joint filing agreement of the members of the Group was filed as Exhibit 21 to the Thirtieth Amendment.

This statement is filed by Joseph Stilwell with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of Wheeler Real Estate Investment Trust, Inc. (the "Issuer") beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates in Joseph Stilwell's capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates.
Residence or business address: The business address of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, and Stilwell Value LLC is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Joseph Stilwell is 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico 00901.
Present principal occupation or employment: The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, and related partnerships.
Criminal convictions in the last five years: During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule B, attached hereto and incorporated herein by reference.
Citizenship: Joseph Stilwell is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Other than as set forth in Schedule C attached hereto, since we last reported purchases and sales of Common Stock, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates have not expended any monies to acquire securities of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
We are filing this Thirty-Seventh Amendment to report that on November 20, 2025, the Group entered into the Second Letter Agreement Amendment with the Issuer, which is defined and further discussed in Item 6 of this Thirty-Seventh Amendment. A copy of the Second Letter Agreement Amendment is attached as Exhibit 26 hereto.

Our purpose in acquiring the Common Stock of the Issuer is to profit from the appreciation in the Issuer's securities and the market price of the shares of Common Stock through asserting shareholder rights.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Since 2000, members or affiliates of the Group have taken an "activist position" in 78 other publicly-traded companies. In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares.

Our actions with respect to such publicly-traded companies are described in Schedule A, attached hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The members of the Group beneficially own an aggregate of 1,265,978 shares of Common Stock, including (i) 114,203 shares of Common Stock owned of record and (ii) 1,151,775 shares of Common Stock issuable upon conversion of the Notes, after giving effect to certain ownership limits described in Item 6. Does not include (i) 11,521,317 shares of Common Stock issuable upon conversion of such Notes that would exceed such limits, (ii) any shares of Common Stock issuable upon conversion of 789,466 shares of Series B Preferred Stock, or (iii) any shares of Common Stock issuable upon conversion of 123,971 shares of Series D Preferred Stock. The Notes are further described in Item 6. The percentages used in this filing are calculated based on 1,380,640 shares of Common Stock outstanding as of November 5, 2025, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 6, 2025, plus 1,151,775 shares of Common Stock issuable upon conversion of the Notes.

Each of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Value LLC and Joseph Stilwell may be deemed to beneficially own 1,265,978 shares of Common Stock, including (i) 114,203 shares of Common Stock owned of record and (ii) 1,151,775 shares of Common Stock issuable upon conversion of the Notes, after giving effect to certain ownership limits described in Item 6, constituting approximately 49.99% of the shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Value LLC and Joseph Stilwell may be deemed to share the power to vote and dispose of 1,265,978 shares of Common Stock, including (i) 114,203 shares of Common Stock owned of record and (ii) 1,151,775 shares of Common Stock issuable upon conversion of the Notes, after giving effect to certain ownership limits described in Item 6, owned in the aggregate by Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates.

Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of each of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates, Joseph Stilwell has the power to direct the affairs of each of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of each of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with each of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates with regard to those shares of Common Stock.

Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of each of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by each of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates.
Transactions in the class effected during the past sixty days: Within the past 60 days, each of Stilwell Value Partners VII, Stilwell Activist Investments, and Stilwell Associates acquired and disposed of the Issuer's securities as set forth in Schedule C, attached hereto and incorporated herein by reference. Within the past 60 days, Stilwell Activist Fund has not purchased or sold any securities of the Issuer. Stilwell Value LLC and Joseph Stilwell have not purchased or sold any securities of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No person other than Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Value LLC and Joseph Stilwell is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
At the Issuer's shareholder meeting on December 19, 2019, Joseph Stilwell was elected to the Issuer's board of directors. On July 15, 2021, at the Issuer's annual meeting of shareholders, E. J. Borrack, General Counsel of The Stilwell Group, was elected to the Issuer's board of directors. On May 19, 2023, at the Issuer's annual meeting of shareholders, Megan Parisi, Director of Communications of The Stilwell Group, was elected to the Issuer's board of directors. Joseph Stilwell, E. J. Borrack and Megan Parisi continue to serve on the Issuer's board of directors.

On July 22, 2021, the Issuer distributed to its shareholders (the "Rights Offering") non-transferable subscription rights (the "Rights") to purchase up to $30 million in aggregate principal amount of 7% Senior Subordinated Convertible Notes due in 2031 ("Notes"). Pursuant to the Rights Offering, each holder of the Issuer's common stock as of the record date received one Right for each eight shares of the Issuer's Common Stock owned, with each Right entitling such holder to purchase $25.00 principal amount of the Notes (the "basic subscription privilege") and, if such holder exercised the basic subscription privilege, an over-subscription privilege which allowed such holder to subscribe for an additional principal amount of the Notes issuable pursuant to Rights that were not exercised by other stockholders. On August 19, 2021, each of Stilwell Value Partners VII, Stilwell Activist Investments and Stilwell Activist Fund exercised their Rights and acquired Notes in the principal amount of $4,125,000, $18,249,925 and $2,624,950, respectively.

The Notes are convertible, in whole or in part, at any time, at the option of the holders thereof, into shares of the Issuer's Common Stock. The Indenture governing the Notes provides that if, at any time after September 21, 2023, holders of the Issuer's Series D Preferred Stock have elected to cause the Issuer to redeem at least 100,000 shares of Series D Preferred Stock in the aggregate, then the conversion price would be adjusted to the lower of (i) a 45% discount to the conversion price or (ii) a 45% discount to the lowest price at which any holder of Series D Preferred Stock had its Series D Preferred Stock redeemed into shares of the Issuer's Common Stock. Because at least 100,000 shares of Series D Preferred Stock were redeemed, the conversion price for the Notes was adjusted as of November 5, 2025, to approximately $1.74 per share of Common Stock (approximately 14.35 shares of Common Stock for each $25.00 of principal amount of the Notes being converted).

Pursuant to the terms of the Rights Offering, a holder of the Notes may not exercise the conversion feature of the Notes to the extent that such holder would be treated as violating the restrictions on ownership (i.e., intended to assist the Issuer in continuing to qualify as a REIT) as a result of such exercise.

The remaining Notes held by members of the Group are convertible into 1,151,775 shares of Common Stock, after giving effect to certain ownership limits described in more detail below. A form of the Notes was filed with the Twenty-Sixth Amendment as Exhibit 20. A form of the Indenture governing the Notes was filed with the Issuer's Registration Statement on Form S-11 as Exhibit 4.5 on July 8, 2021.

On December 5, 2023, Stilwell Activist Investments, Stilwell Activist Fund, Stilwell Value Partners VII, and Stilwell Associates (collectively, the "Stilwell Holders") entered into an Excepted Holder Agreement (the "Excepted Holder Agreement") and a Letter Agreement (the "Letter Agreement") with the Issuer.

Under the Excepted Holder Agreement, the Issuer agreed (i) to issue 20,233,821 shares of Common Stock to the Stilwell Holders to settle redemption requests for all 207,713 shares of Series D Preferred Stock held by the Stilwell Holders at a redemption price of approximately $38.02 per share of Series D Preferred Stock based on $0.39 per share of Common Stock and (ii) notwithstanding the existing corporate and regulatory limits on ownership of Common Stock, to permit the Stilwell Holders to own shares in excess of the current ownership limits but not more than the following new ownership limits:

(a) The Stilwell Holders may not, individually or as part of a 'group' (as defined in Section 13(d) of the Exchange Act) (a "13D Group"), beneficially own more than fifty-five percent (55%) of the value of the Issuer's capital stock (such percentage, as the same may be adjusted from time to time) (the "Capital Stock Excepted Holder Limit"); and

(b) The Stilwell Holders may not individually or as part of a 13D Group, beneficially own more than eighty-six percent (86%) (in value or number of shares, whichever is more restrictive) of the outstanding shares of Common Stock (such percentage, as the same may be adjusted from time to time) (the "Common Stock Excepted Holder Limit").

On February 5, 2024, the Stilwell Holders and the Issuer entered into an amendment to the Excepted Holder Agreement (the "Excepted Holder Agreement Amendment"), under which the Issuer increased the (i) Capital Stock Excepted Holder Limit to sixty percent (60%) and (ii) Common Stock Excepted Holder Limit to ninety percent (90%).

The Stilwell Holders have agreed not to exceed the Capital Stock Excepted Holder Limit or the Common Stock Excepted Holder Limit. Additionally, the Stilwell Holders shall annually deliver to the Issuer a detailed report describing the beneficial ownership of the securities of the Issuer held by the Stilwell Holders. Pursuant to the Excepted Holder Agreement, the Stilwell Holders are obligated to deliver such report to the Issuer annually for as long as the Stilwell Holders continue to beneficially own or constructively own at least 9.8% of the outstanding Common Stock or outstanding capital stock of the Issuer.

Upon any violation of the terms of the Excepted Holder Agreement, the shares of capital stock that otherwise would result in such violation will be transferred to a trust and be further governed by the terms thereof. The Excepted Holder Agreement shall automatically terminate upon a reduction of the Stilwell Holders' beneficial ownership or constructive ownership to or below 9.8% of the outstanding Common Stock or outstanding capital stock of the Issuer.

Under the Letter Agreement, as consideration for the Issuer's entry into the Excepted Holder Agreement, the Stilwell Holders agreed, until December 5, 2024, not to convert their Notes if and to the extent that, after giving effect to such conversion, such holders, either individually or as part of a 13D Group, would beneficially own shares representing 50% or more of the total number of issued and outstanding shares of Common Stock. On December 5, 2024, the Stilwell Holders and the Issuer entered into an amendment to the Letter Agreement (the "Letter Agreement Amendment"), under which the term of the Letter Agreement was extended to December 5, 2025. On November 20, 2025, the Stilwell Holders and the Issuer entered into a second amendment to the Letter Agreement (the "Second Letter Agreement Amendment"), under which the term of the Letter Agreement was further extended to December 7, 2026.

For the additional terms and conditions of the Excepted Holder Agreement and the Letter Agreement, see Exhibits 22 and 23, respectively, to the Thirty-Third Amendment, which are incorporated herein by reference. For the additional terms and conditions of the Excepted Holder Agreement Amendment, see Exhibit 24 to the Thirty-Fourth Amendment, which is incorporated herein by reference. For the additional terms and conditions of the Letter Agreement Amendment, see Exhibit 25 to the Thirty-Fifth Amendment, which is incorporated herein by reference. For the additional terms and conditions of the Second Letter Agreement Amendment, see Exhibit 26 to this Thirty-Seventh Amendment, which is incorporated herein by reference.

Other than the Notes as described above, the Excepted Holder Agreement, the Letter Agreement, the Excepted Holder Agreement Amendment, the Letter Agreement Amendment, the Second Letter Agreement Amendment, and the Amended Joint Filing Agreement filed as Exhibit 21 to the Thirtieth Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates, and Joseph Stilwell, in his capacities as the managing member and owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Stilwell Activist History

Schedule B - Item 2(e)

Schedule C - Transactions in Securities

Exhibit 1 - Joint Filing Agreement, dated July 3, 2017, filed with the Original Schedule 13D

Exhibit 2 - Consent of Proposed Nominee, dated November 30, 2017, with Nominee Joseph D. Stilwell, filed with the Second Amendment

Exhibit 3 - Nominee Agreement, dated November 30, 2017, with Nominee Paula J. Poskon, filed with the Second Amendment

Exhibit 4 - Nominee Agreement, dated November 30, 2017, with Nominee Corissa B. Porcelli (formerly Corissa J. Briglia), filed with the Second Amendment

Exhibit 5 - Letter to the Shareholders of the Issuer, dated June 22, 2018, filed with the Fifth Amendment

Exhibit 6 - Letter to the Shareholders of the Issuer, dated July 9, 2018, filed with the Seventh Amendment

Exhibit 7 - Letter to the Shareholders of the Issuer, dated July 24, 2018, filed with the Eighth Amendment

Exhibit 8 - Letter to the Shareholders of the Issuer, dated August 16, 2018, filed with the Ninth Amendment

Exhibit 9 - Letter to the Shareholders of the Issuer, dated September 5, 2018, filed with the Tenth Amendment

Exhibit 10 - Letter to the Shareholders of the Issuer, dated September 18, 2018, filed with the Eleventh Amendment

Exhibit 11 - Photograph of sign, dated October 29, 2018, filed with the Twelfth Amendment

Exhibit 12 - Consent of Proposed Nominee, dated April 10, 2019, with Nominee Joseph D. Stilwell, filed with the Thirteenth Amendment

Exhibit 13 - Nominee Agreement, dated April 10, 2019, with Nominee Kerry G. Campbell, filed with the Thirteenth Amendment

Exhibit 14 - Nominee Agreement, dated April 10, 2019, with Nominee Paula J. Poskon, filed with the Thirteenth Amendment

Exhibit 15 - Amended Joint Filing Agreement, dated May 2, 2019, filed with the Fourteenth Amendment

Exhibit 16 - Letter to the Shareholders of the Issuer, dated July 8, 2019, filed with the Sixteenth Amendment

Exhibit 17 - Letter to the Shareholders of the Issuer, dated November 14, 2019, filed with the Eighteenth Amendment

Exhibit 18 - Amended Joint Filing Agreement, dated November 14, 2019, filed with the Eighteenth Amendment

Exhibit 19 - Letter to the Shareholders of the Issuer, dated November 19, 2019, filed with the Nineteenth Amendment

Exhibit 20 - Form of the 7% Senior Subordinated Convertible Note, filed with the Twenty-Sixth Amendment

Exhibit 21 - Amended Joint Filing Agreement, dated October 2, 2023, filed with the Thirtieth Amendment

Exhibit 22 - Excepted Holder Agreement, dated December 5, 2023, filed with the Thirty-Third Amendment

Exhibit 23 - Letter Agreement, dated December 5, 2023, filed with the Thirty-Third Amendment

Exhibit 24 - Excepted Holder Agreement Amendment, dated February 5, 2024, by and among the Issuer and the Stilwell Holders, incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on February 6, 2024

Exhibit 25 - Letter Agreement Amendment, dated December 5, 2024, by and among the Issuer and the Stilwell Holders, filed with the Thirty-Fifth Amendment

Exhibit 26 - Second Letter Agreement Amendment, dated November 20, 2025, by and among the Issuer and the Stilwell Holders, filed with the Thirty-Seventh Amendment

## Signatures
- Stilwell Value Partners VII, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (11/24/2025)
- Stilwell Activist Fund, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (11/24/2025)
- Stilwell Activist Investments, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (11/24/2025)
- STILWELL ASSOCIATES L P: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (11/24/2025)
- Stilwell Value LLC: /s/ Megan Parisi, Megan Parisi, Member (11/24/2025)
- STILWELL JOSEPH: /s/ Joseph Stilwell, Joseph Stilwell* (11/24/2025)
- Megan Parisi: /s/ Megan Parisi, *Megan Parisi, Attorney-in-Fact (11/24/2025)